

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2024

Mark Ragosa
Senior Vice President and Chief Financial Officer
Kiniksa Pharmaceuticals, Ltd.
Clarendon House
2 Church Street
Hamilton HM11, Bermuda

> **Re: Kiniksa Pharmaceuticals, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 2, 2023**
> **File No. 001-38492**

Dear Mark Ragosa:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Maddy Zeylikman